UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku

Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Entry into Addendum to Securities Purchase Agreement

As disclosed by Linkage Global Inc., a Cayman Islands exempt company (the “Company”) in its Current Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on March 26, 2026 (the “Previous 6-K”), on March 18, 2026, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with one investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell in a private placement offering (the “Private Placement”) an aggregate of 833,333 Class A ordinary shares (the “Shares”), par value $0.0025 per share, of the Company at a purchase price per share of $0.60, for gross proceeds of $500,000. Pursuant to the Purchase Agreement, no later than 30 business days as of the date of the Closing, as defined in the Purchase Agreement, the Company will file a registration statement on Form F-1, or at the Company’s discretion and eligibility, on Form F-3 with the SEC to register the Shares (the “Registration Deadline”).

On May 22, 2026, the Company entered into an Addendum to Securities Purchase Agreement (the “Addendum Agreement”) with such investor, pursuant to which, the Company and the investor agreed to amend the Registration Deadline, from no later than 30 business days as of the date of the Closing, to no later than 60 business days as of the date of the Closing.

The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 10.1 to the Previous 6-K and which is incorporated herein by reference, and the foregoing description of the Addendum Agreement is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 10.1 herein and which is incorporated herein by reference.

Announcement of Share Repurchase Program

On May 26, 2026, the Company announced in a press release that its Company management had approved a share repurchase program under which the Company is authorized to repurchase up to $8,000,000 of the Company’s Class A Ordinary Shares, par value US$0.0025 per share.

The foregoing description of the press release is not complete and is qualified in its entirety by reference to the text of the press release, which is exhibited hereto as Exhibit 99.1, and which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Addendum to Securities Purchase Agreement between Linkage Global Inc. and Minghua Chai, dated May 22, 2026.
99.1	Press release dated May 26, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: May 26, 2026	By:	/s/ Hong Chen
	Name:	Hong Chen
	Title:	Chief Executive Officer

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